Duke/Louis Dreyfus Energy Services (New England) LLC
Financial Statements through June 30, 1997

Duke/Louis Dreyfus Energy Services (New England) LLC
Balance Sheet

June 30, 1997
(Unaudited)

                                 ASSETS
Current Assets:
    Cash                                              $3,558
    Trade Accounts Receivable                          5,778
        Total Current Assets                           9,336

Fixed Assets:
    Equipment (Net of Acc. Depreciation of $1,543)    31,599

TOTAL ASSETS                                         $40,935

                              LIABILITIES

Liabilities and Members Equity:
    Current Liabilities
      Accounts Payable                                $3,224
         Total Current Liabilities                     3,224

Other Liabilities:
    Due to members                                   648,245
         Total Other Liabilities                     648,245

Members' Equity (deficit)
    Duke/Louis Dreyfus LLC                          (427,374)
    EUA Energy Services, Inc.                       (183,160)
    Total Members' Equity (deficit)                 (610,534)


TOTAL LIABILITIES AND MEMBERS' EQUITY                $40,935



             Duke/Louis Dreyfus Energy Services (New England) LLC
                          CONDENSED INCOME STATEMENT
            For the Quarter and Twelve Months Ended June 30, 1997
                                 (Unaudited)
                                                         Twelve
                                       Qtr. Ended        Mos. ended

Sales                                     $4,872        $18,226
Less: Cost of Sales                        6,826         26,467
    Gross Profit (loss)                   (1,956)        (8,241)

Operating Expenses:
    General and Administrative Expenses  156,086        588,577
    Interest Expenses                      2,302          4,214
         Total Expenses (Net)            158,388        592,791
Net Income (Loss)                      ($160,344)     ($601,032)


         Duke/Louis Dreyfus Energy Services (New England) LLC
                       STATEMENT OF CASH FLOWS
     For the Quarter and Twelve Months Ended June 30, 1997
                                 (Unaudited)
                                                             12 Mos.
                                                 Qtr. Ended   Ended
Operating Activities:
    Net Loss                                     ($160,344) ($601,032)
    Depreciation                                       383      1,543
    Change in Current Assets and Liabilities         1,135        411
    Net cash (used in) operating activities       (158,826)  (599,078)
Investing Activities:
    Purchase of Equipment                             (855)   (33,142)

Financing Activities:
    Advances from members                          155,239    635,778
          Net cash provided from
              Financing Activities                 155,239    635,778
Net (Decrease) Increase in cash                     (4,442)     3,558
Cash at Beginning of Period                          8,000          0
Cash at March 31, 1997                               3,558      3,558


         Duke/Louis Dreyfus Energy Services (New England) LLC
                           SECOND QUARTER 1997

(ii)  Statement of revenues.
      All revenues are attributed to brokering electric power.

(iii) Derivative Transactions.
      None.

(iv)  Types of services provided by EUA Service Corporation (EUASC):
      Marketing and administrative services were provided by approximately
      (10) EUASC personnel.

      Total EUASC charges for the quarter ended and year to date periods June 30, 1997 were $83,884 and $213,575, respectively.

      All EUASC charges are billed at cost in compliance with Rules 90 and 91 under the Act.